DAVID A. GEHN SCOTT H. GOLDSTEIN MARTIN H. KAPLAN MARLEN KRUZHKOV** LAWRENCE G. NUSBAUM MARTIN P. RUSSO ** MEMBER NY AND NJ BAR

GUSRAE KAPLAN NUSBAUM PLLC

ATTORNEYS AT LAW

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NEW YORK, NEW YORK 10005

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www.gusraekaplan.com

OF COUNSEL ROBERT L. BLESSEY

April 15, 2015

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Julie Griffith and John Dana Brown

Re:	Sino-Global Shipping America, Ltd.
Amendment No. 6 dated April 15, 2015 to Registration Statement on Form S-1
Dated October 3, 2014
File No. 333-199160

Dear Ms. Griffith and Mr. Brown:

We are writing this letter on behalf of our client and the issuer Sino-Global Shipping America, Ltd. (the “Issuer”), responding to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 16, 2015 with respect to Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Issuer with the Commission on March 3, 2015. For your convenience, we have reproduced the Staff’s comments in the Comment Letter below immediately preceding the Issuer’s response.

In connection herewith, we are filing Amendment No. 6 (“Amendment No. 6”) to the Registration Statement. Amendment No. 6 reflects the Issuer’s responses to the Staff’s comments set forth in the Comment Letter.

  STAFF COMMENT NO. 1 SET FORTH IN ITS 3/16/2015 COMMENT LETTER TO THE ISSUER.

“In January 2015, the Ministry of Commerce of China released a discussion draft of proposed legislation for public comment, which appears to set out a plan for overhauling Chinese foreign investment laws. To the extent that the discussion draft may be material to you or your operations please amend your registration statement to disclose the discussion draft, including how the proposed changes may impact your operations.

In this regard, we note from page 14 that in 2013 you reorganized your shipping agency business as it relates to your VIE Sino-China and we note from page 24 that as of September 30, 2014 you do not provide shipping agency services through Sino-China. You state on page 16, however, that you rely on payments from Sino-China. In addition, pages 14 and 15 appear to discuss risks related to ongoing payments from Sino-China. We also note disclosure on page 38 that Sino-China holds the licenses and permits necessary to operate and provide shipping services in the PRC, and that through Sino-China you are able to provide services in all commercial ports in the PRC. If material, please discuss the new proposed legislation in your filing, such as in the Risk Factors on pages 14-16 or the regulatory disclosure on pages 43 and 44.”

  ISSUER RESPONSE TO COMMENT NO. 1 OF THE STAFF SET FORTH IN THE STAFF’S 3/16/2015 COMMENT LETTER:

The Issuer does not believe the proposed legislation (which has not yet been approved and/or implemented) will have a material effect on the Issuer and/or its operations. During fiscal year 2014, the Issuer completed a number of cost reduction initiatives and reorganized its shipping agency business in the PRC to improve the Issuer’s operating margin. As a result of the cost reduction initiatives and reorganized, the Issuer no longer provides shipping agency services through its variable interest entity, Sino-Global Shipping Agency Ltd. (“Sino-China”). Since approximately June 30, 2014, the Issuer no longer provides shipping agency services through its VIE structure and the Issuer has not undertaken any business through or with Sino-China and none of its revenues have resulted from Sino-China. Because the Issuer does not believe that the proposed legislation is material to the Issuer or its operations the Issuer has not included a discussion of the discussion draft in the Registration Statement. Further, the Issuer has updated its discussion of Sino-China to clarify that the Issuer does not provide shipping agency services, or any other service though Sino-China and removed the discussion of risks associated with payments from Sino-China.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process. You can reach either myself or my associate Bryan Dixon directly at 212-269-1400.

Very truly yours, /s/ Lawrence G. Nusbaum

cc: Lei Cao, Chief Executive Officer of Issuer